UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TELENAV, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

879455103
(CUSIP Number)

Steven Baughman
275 Sacramento Street, 8th Floor
San Francisco, CA 94111
(415)-418-2201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879455103	13D/A	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Divisar Partners QP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,113,523 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,113,523 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,113,523 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 45,642,596 outstanding shares of Common Stock, as defined herein, as of March 31, 2019, by the Issuer, as defined herein, in the Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 10, 2019.

(2)	Consists of shares of Common Stock of the Issuer, held by Divisar Partners QP, L.P, a Delaware limited partnership.

CUSIP No. 879455103	13D/A	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Divisar Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,399,592 (4)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,399,592 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,592 (4)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC, OO

(3) See Footnote (1) Above.

(4) Consists of shares of Common Stock of the Issuer, held by the Funds, as defined herein, of which Divisar Capital Management LLC, a Delaware limited liability company, is the investment manager and general partner.

CUSIP No. 879455103	13D/A	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS Steven Baughman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,399,592 (6)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,399,592 (6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,592 (6)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (5)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(5) See Footnote (1) Above.

(6) See Footnote (4) Above.

CUSIP No. 879455103	13D/A	Page 5 of 8 Pages

Item 1.	Security and Name of Issuer:

Common Stock, par value $0.001 (“Common Stock”)

Telenav, Inc. (the “Issuer”)

Address of Issuer's Principal Office:

4655 Great America Parkway, Suite 300

Santa Clara, CA 95054

Item 2.	Identity and Background:

(a), (f)	This Schedule 13D is being filed by:

(i)	Divisar Partners QP, L.P. (“DIVISAR QP”), a Delaware limited partnership.

(ii)	Divisar Capital Management LLC, a Delaware limited liability company (“DIVISAR”).

(iii)	Steven Baughman, a citizen of the United States of America, (“Mr. Baughman” and, together with DIVISAR and DIVISAR QP, the “Reporting Persons”). Mr. Baughman is the Chief Executive Officer of DIVISAR. DIVISAR is the investment manager and general partner of each of DIVISAR QP and Divisar Partners, L.P., a Delaware limited partnership (“DIVISAR LP” and, together with DIVISAR QP, the “Funds”).

(b)	The principal business address of each of the Reporting Persons is: c/o Divisar Capital Management LLC, 275 Sacramento Street, 8th Floor, San Francisco CA 94111.

(c)	(i)	The principal business of DIVISAR QP is serving as a pooled investment vehicle for Qualified Purchasers as defined in Section 80a-2(a)(51) of the Investment Company Act of 1940.

(ii)	The principal business of DIVISAR is serving as an SEC-registered investment adviser for private investment funds, including the Funds.

(iii)	The principal occupation of Mr. Baughman is serving as the Chief Executive Officer of DIVISAR.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration:

The Funds originally purchased a total of 3,909,592 shares of Common Stock of the Issuer (the “Subject Shares”) for an aggregate consideration of $26,627,095 in cash.

The Funds subsequently sold a total of 510,000 shares of Common Stock of the Issuer (please refer to Item 5(c) for further details).

The Funds utilized their working capital to acquire the Subject Shares and none of the consideration for the Subject Shares was represented by borrowed funds.

Item 4.	Purpose of Transaction:

The Reporting Persons initially reported the Funds' investment in the Issuer on a Schedule 13G filed on June 22, 2017. The Reporting Persons acquired the Subject Shares for investment purposes in the ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Subject Shares, options or related derivatives now beneficially owned or hereafter acquired by them. Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 879455103	13D/A	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer:

(a), (b)	The calculations below are based on 45,642,596 shares of Common Stock being outstanding as of March 31, 2019 per the 10-Q filed by the Issuer with the SEC on May 10, 2019. The foregoing calculation is made pursuant to Rule l3d-3 promulgated under the Securities Act of 1933, as amended to date. Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) these shares and may be deemed to be the beneficial owner of the shares listed below, for purposes of this Schedule 13D.

Reporting Person	Amount of Securities Beneficially Owned	Percentage of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Divisar Partners QP, L.P.	3,113,523	6.8%	-	3,113,523	-	3,113,523
Divisar Capital Management LLC	3,399,592	7.4%	-	3,399,592	-	3,399,592
Mr. Steven Baughman	3,399,592	7.4%	-	3,399,592	-	3,399,592

(c)	The following table sets forth all transactions in the Common Stock effected in the last sixty days. All such transactions were effected by DIVISAR on behalf of the Funds in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Sold By Divisar Partners QP, L.P.	Shares Sold By Divisar Partners, L.P.	Price Per Share ($)
05/15/2019	9,525	1,895	$7.17
05/16/2019	126,926	11,654	$7.16
05/17/2019	19,601	1,799	$7.19
05/20/2019	71,990	6,610	$7.20
05/21/2019	73,272	6,728	$7.46
05/22/2019	164,863	15,137	$7.72

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

The responses set forth in Items 3 and 4 of this Schedule 13D are hereby incorporated by reference. Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits:

Exhibit A - Joint Filing Agreement, dated as of February 20, 2019, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 879455103	13D/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

IN WITNESS WHEREOF, the undersigned have set their hands this 24th day of May, 2019.

DIVISAR PARTNERS QP, L.P.

By: Divisar Capital Management LLC, its General Partner

By: /s/ Steven Baughman

Name: Steven Baughman

Title: Managing Member

DIVISAR CAPITAL MANAGEMENT LLC

By: /s/ Steven Baughman

Name: Steven Baughman

Title: Managing Member

STEVEN BAUGHMAN

By: /s/ Steven Baughman

CUSIP No. 879455103	13D/A	Page 8 of 8 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

IN WITNESS WHEREOF, the undersigned have set their hands this 20th day of February, 2019.

DIVISAR PARTNERS QP, L.P.

By: Divisar Capital Management LLC, its General Partner

By: /s/ Steven Baughman

Name: Steven Baughman

Title: Managing Member

DIVISAR CAPITAL MANAGEMENT LLC

By: /s/ Steven Baughman

Name: Steven Baughman

Title: Managing Member

STEVEN BAUGHMAN

By: /s/ Steven Baughman